September 19, 2018

John J. Stephens
Senior Executive Vice President and Chief Financial Officer
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

       Re: AT&T Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 10-Q for the Period Ended June 30, 2018
           File No. 001-08610

Dear Mr. Stephens:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Consolidated Financial Statements
Note 17. FirstNet, page 85

1. You indicate that a portion of the $40 billion cost for the network is recoverable from
      FirstNet. Please tell us and revise your future filings as necessary to address the following:
        Clarify if the portion that is recoverable from FirstNet comes from their own funds or from the $18 billion in sustainability payments you have committed to pay FirstNet.
        Explain how you account for sustainability payments when made to FirstNet and when reimbursements are received from FirstNet.
        Clarify if the anticipated $40 billion cost for the network includes your estimated $3 billion commitment to fund FirstNet's operating costs.
 John J. Stephens
AT&T Inc.
September 19, 2018
Page 2
Form 10-Q for the Period Ended June 30, 2018

Note 5. Revenue Recognition
Service and Equipment Revenues, page 16

2. Please tell us the nature of the specific goods and services that you consider separate performance obligations, particularly as it relates to video entertainment, legacy voice and data as well as strategic services. Please refer to ASC 606-10-50-12.
3. Please clarify the nature of the equipment and services for which you recognize revenue on a gross basis and those for which you recognize revenue on a net basis. In addition, provide us with a comprehensive analysis regarding how you concluded you were the principal or agent in the related arrangements. Please refer to ASC 606-10-50-12(c) and
         ASC 606-10-55-36 through 55-40.
4. For contracts that require the use of certain equipment in order to receive service, please tell us the significant judgements used in determining if equipment should be considered a separate performance obligation. Please refer to ASC 606-10-25-19 through 25-22.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameJohn J. Stephens                             Sincerely,
Comapany NameAT&T Inc.
                                                               Division of
Corporation Finance
September 19, 2018 Page 2                                      Office of
Telecommunications
FirstName LastName